EXHIBIT 12.1

Earnings to Fixed Charges

	2009	2010	2011	2012	2013
Earnings:
Income (loss) before taxes	255	-162	-346	4	85
Interest	304	313	327	328	244
Interest portion of rental expense	19	19	19	20	18
	578	170	0	352	347

Fixed Charges:
Interest	304	313	327	328	244
Interest capitalized	2	2	3	5	5
Interest portion of rental expense	19	19	19	20	18
	325	334	349	353	267

Ratio	1.8	0.5	0.0	1.0	1.3

Shortfall (overage)	-253	164	349	1	-80